NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the “Meeting”) of Nevsun Resources Ltd. (“Nevsun”) will be held at Suite 1100 - 840 Howe Street, Vancouver, British Columbia, on June 17, 2016 at 9:00 a.m. (Vancouver time) for the following purposes:

1.	to consider, and if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is attached as Schedule “A” to the accompanying management information circular (the “Circular”) of Nevsun, approving the issuance of the Nevsun common shares (the “Nevsun Shares”) issuable to Reservoir Minerals Inc. (“Reservoir”) securityholders pursuant to the terms of the Arrangement Agreement in connection with a court-approved plan of arrangement of Reservoir under Division 5 of Part 9 of the Business Corporations Act (British Columbia), pursuant to which Reservoir will become a wholly-owned subsidiary of Nevsun, in accordance with the arrangement agreement dated April 22, 2016, entered into between Nevsun and Reservoir, all as more particularly set forth in the Circular; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This Notice is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that their shares can be voted at the Meeting.

The board of directors of Nevsun has passed a resolution to fix the close of business (Vancouver time) on May 18, 2016 as the record date for the determination of the registered holders of Nevsun Shares that will be entitled to receive notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting.

If you are a registered shareholder, to ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided for that purpose, properly completed and duly signed, to Nevsun’s Transfer Agent, Computershare Investor Services Inc., at its Toronto office located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or vote by telephone or on the Internet, in each case in accordance with the instructions included in the form of proxy, prior to 9:00 a.m. (Vancouver time) on June 15, 2016 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed), whether or not you plan to attend the Meeting.  The proxy deadline may be waived or extended by the Chair of the Meeting in his sole discretion without notice.

If you hold your Nevsun Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting.

DATED at Vancouver, British Columbia this 18th day of May, 2016.

By Order of the Board of Directors

(Signed) CLIFFORD T. DAVIS
Clifford T. Davis